NUMBER

SHARES

Incorporated under the Laws of Bermuda

Cosan Limited

THIS IS TO CERTIFY THAT , of , is the registered holder of fully paid Class B Series 2 Common shares of par value USD 0.01 each in the above-named Company, subject to the Memorandum of Association and Bye-Laws thereof.

Given this day of , 2007.

.... Director

.... Secretary

PRECISE CORPORATE PRINTING, N.Y.